**SOLARIS RESOURCES INC.**

**STOCK OPTION PLAN**

**Effective Date: June 20, 2018**
**Amended to: November 12, 2024**

## 1. INTERPRETATION

**1.1** <u>**Defined Terms**</u> - For the purposes of this Plan, the following terms shall have the following meanings:

(a) "**Affiliate**" shall have the meaning ascribed to such term in the policy manual of the Exchange;

(b) "**Blackout Period**" means a Company imposed period of time preventing officers, directors, Consultants and employees from exercising options;

(c) "**Board**" means the Board of Directors of the Company;

(d) "**Certificate**" means a Stock Option Certificate in the form attached as Appendix "A" hereto;

(e) "**Change of Control**" means the occurrence of any of the following events:

    (i) the direct or indirect acquisition or conversion of more than 50% of the issued and outstanding shares of the Company by a Person or group of Persons acting in concert, other than through an employee share purchase plan or employee share ownership plan and other than by Persons who are or who are controlled by, the shareholders of the Company on the Effective Date;

    (ii) a merger, amalgamation or arrangement of the Company or of the voting shares of the Company where the shareholders of the Company immediately prior to the consummation of the transaction do not hold greater than 50% of the voting shares of the resulting merged, amalgamated or arranged company, as applicable, immediately following such consummation; or

    (iii) a sale by the Company of greater than 50% of the fair market value of the assets of the Company, through one or a series of transactions, to an entity that is not controlled by either the shareholders of the Company in the same proportions as immediately prior to the consummation of the transaction or by the Company;

(f) "**Committee**" means a committee of the Board appointed in accordance with this Plan, or if no such committee is appointed, the Board itself;

(g) "**Company**" means Solaris Resources Inc.;

(h) "**Consultant**" means an individual or Consultant Company, other than an employee, a director or an officer of the Company, that:

    (i) is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Company or an Affiliate, other than services provided in relation to a distribution;

    (ii) provides the services under a written contract between the Company or an Affiliate of the Company and the individual or the Consultant Company;

    (iii) in the reasonable opinion of the Company, spends or will spend a significant


amount of time and attention to the affairs and business of the Company or an Affiliate; and

(iv)    has a relationship with the Company or an Affiliate that enables the individual to be knowledgeable about the business and affairs of the Company;


(i)    "**Consultant Company**" means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;

(j)    "**Date of Grant**" means the date on which a grant of an Option is effective;

(k)    "**Disability**" means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months which causes an individual to be unable to engage in any substantial gainful activity, subject to the duty to accommodate if applicable;

(l)    "**Disposed Options**" has the meaning given to that term under Section 7.8;

(m)    "**employee**" means an individual who is considered an employee of the Company or any of its Subsidiaries under the *Income Tax Act* (Canada);

(n)    "**Effective Date**" means the effective date of this Plan, which is the date of its approval by the shareholders of the Company;

(o)    "**Exchange**" means such stock exchange that the Shares of the Company may be listed upon;

(p)    "**Guardian**" means the guardian, if any, appointed for an Optionee;

(q)    "**Insider**" has the meaning ascribed to it in the policy manual of the Exchange;

(r)    "**Market Price**" means an amount which is not less than the closing market price for the Company's Shares on the trading day prior to the date of grant of the Options; provided, however, that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

(s)    "**Net Settlement**" has the meaning given to that term under Section 7.8;

(t)    "**Notice of Net Settlement**" means the notice of Net Settlement form as set out in Appendix B;

(u)    "**Option**" means an option to purchase Shares granted pursuant to the terms of this Plan;

(v)    "**Option Price**" means the exercise price per Share for an Option which shall be expressed in Canadian funds;

(w)    "**Optionee**" means a Person to whom an Option has been granted;

(x)    "**Person**" means a natural person, company, government, or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

(y)    "**Plan**" means this stock option plan of the Company, as may be amended from time to time;

(z)      "**Qualified Successor**" means a Person who is entitled to ownership of an Option or is the executor of an Optionee's estate upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death;

(aa)      "**Shares**" means the common shares in the capital of the Company;

(bb)      "**Share Compensation Arrangement**" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

(cc)      "**Subsidiary**" means any corporation or company of which outstanding securities to which are attached more than 50% of the votes that may be cast to elect directors thereof are held (provided that such votes are sufficient to elect a majority of such directors), other than by way of security only, by or for the benefit of the Company and/or for the benefit of any other corporation or company in like relation to the Company, and include any corporation or company in like relation to a Subsidiary;

(dd)      "**Term**" means the period of time during which an Option may be exercised; and

(ee)      "**Withholding Obligations**" has the meaning given to that term under Section 7.5.

**1.2**      Any question relating to interpretation of the Plan or any Option shall be determined by the Board or Committee and such determination shall be final and binding upon all Persons.

## 2.      STATEMENT OF PURPOSE

**2.1**      **Principal Purposes** - The principal purposes of the Plan are to:

(a)      provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and Consultants responsible for the continued success of the Company;

(b)      to create in such Persons a proprietary interest in, and a greater concern for, the welfare and success of the Company;

(c)      encourage such individuals to remain with the Company; and

(d)      to attract and retain qualified employees, officers, directors and Consultants to the Company.

**2.2**      **Benefit to Shareholders** - The Plan is expected to benefit shareholders by closely aligning the personal interest of the Company's directors, officers, employees and Consultants with those of the shareholders by providing them with the opportunity, through options, to acquire Shares in the capital of the Company and to attract and retain personnel of the highest caliber by offering such personnel an opportunity to participate in any increase in value of the Shares resulting from their efforts.

## 3.      ADMINISTRATION

**3.1**      **Board or Committee** - The Plan shall be administered by the Board or by a Committee appointed in accordance with Section 3.2 below.

**3.2**      **Appointment of Committee** - The Board may at any time appoint a Committee, consisting of not less than three of its members, to administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan. In the absence of the appointment, of a Committee by the Board, then the Board shall administer the Plan.

**3.3     Quorum and Voting** - A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Section 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. No member of the Committee who is a director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is taken with respect to the granting of an Option to him).

**3.4     Powers of Committee** - Any Committee appointed under Section 3.2 above shall have the authority to do the following:

(a)      administration of the Plan in accordance with its terms;

(b)      determination of all questions arising in connection with the administration, interpretation, and application of the Plan, including all questions relating to the value of the Shares;

(c)      correction of any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(d)      prescription, amendment and rescission of rules and regulations relating to the administration of the Plan;

(e)      determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan;

(f)      do the following with respect to the granting of Options:

   (i)      determination of the employees, officers, directors or Consultants to whom Options shall be granted, based on the eligibility criteria set out in this Plan,

   (ii)      determination of the terms and provisions of the Option which shall be entered into with each Optionee (which need not be identical with the terms of any other Option),

   (iii)      determination of when Options shall be granted,

   (iv)      determination of the number of Shares subject to each Option; and

(g)      make all other determinations necessary or advisable for administration of the Plan.

**3.5     Obtain Approvals** - The Committee will obtain any regulatory, stock exchange or shareholder approvals which may be required pursuant to applicable securities laws or the rules of any stock exchange or over the counter market on which the Shares are listed.

**3.6     Administration by Committee** - All determinations made by the Committee in good faith on matters referred to in Section 3.4 shall be final, conclusive and binding upon all Persons. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee's administration of the Plan shall in all respects be consistent with the policies and rules of any stock exchange or quotation system on which the Shares are listed.

## 4.    ELIGIBILITY

**4.1    Eligibility for Options** - Options may be granted to any employee, officer, director or Consultant, of the Company or any Affiliate.

**4.2    TSX Participation Limit** – If and for so long as the Company's Shares are listed on the Toronto Stock Exchange, notwithstanding Section 4.1hereof:

(a)    the number of Shares issuable to Insiders, at any time, under the Plan, together with the aggregate number of Shares issuable to Insiders under any other Share Compensation Arrangement, shall not exceed 10% of the Company's total issued and outstanding share capital; and

(b)    the number of Shares issued to Insiders under the Plan, together with the aggregate number of Shares issued to Insiders under any other Share Compensation Arrangement, within a one year period shall not exceed 10% of the Company's total issued and outstanding share capital.

**4.3    TSXV Participation Limit -** If and for so long as the Company's Shares are listed on the TSX Venture Exchange, notwithstanding Section 4.1 hereof:

(a)    a Person can receive Option grants of no more than 5% of the issued and outstanding share capital of the Company in any 12 month period, with the exception of: (i) a Consultant who may not receive Option grants of more than 2% of the issued and outstanding share capital of the Company in any 12 month period; and (ii) Persons retained by the Company to provide Investor Relations Activities who may not receive Option grants of more than 2% of the issued and outstanding share capital of the Company in any 12 month period; and

(b)    the number of Options issued to Insiders under the Plan, within a one year period shall not exceed 10% of the Company's total issued and outstanding share capital.

**4.4    No Violation of Securities Laws** - No Option shall be granted to any Optionee unless the Board or Committee has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities law of the jurisdiction in which the Optionee resides.

## 5.    SHARES SUBJECT TO THE PLAN

**5.1    Number of Shares** – The Board or Committee, from time to time, may grant Options to purchase Shares under the Plan, to be made available from authorized, but unissued, Shares. The maximum number of Shares issuable under the Plan shall be adjusted, where necessary, to take account of the events referred to in Section 10 hereof. In no event will the maximum number of Shares issuable under the Plan exceed 10% of the issued Shares of the Company outstanding at the time of grant. After this Plan becomes effective all Options issued by the Company must be made pursuant to the terms of this Plan until the Plan is terminated.

**5.2    Calculation of Number of Shares -** For the purposes of calculating the maximum aggregate number of Shares which may be reserved for issuance under the Plan pursuant to Section 5.1, the following will apply:

(a)    at the time of any grant under this Plan, all outstanding Options shall be treated as though they were Options granted under this Plan;

(b)    any Shares in respect of which Options have terminated or expired without having been exercised may be made the subject of a further Option or Options under this Plan; and

(c)    the number of Shares in respect of which previously granted Options have been exercised shall not be deducted from the number of Shares which may be reserved for issuance under this Plan in accordance with Section 5.1.

In this Section 5.2, the term "Option" shall include options granted to any Person who at the time of grant was in the class of Persons described in Section 4.1, whether granted under this Plan or any other previous plan or grant.

**5.3** **Reservation of Shares** - The Company will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

## 6. OPTION TERMS

**6.1** **Option** - With respect to each Option to be granted to an Optionee, the Board or Committee shall specify the following terms in the Option between the Company and the Optionee:

    (a)    the Date of Grant;

    (b)    subject to Section 9.1 the Term, provided that the length of the Term shall in no event be greater than ten years following the Date of Grant;

    (c)    the Option Price, provided that the Option Price shall not be less than the Market Price;

    (d)    any vesting schedule contained in the Certificate upon which the exercise of an Option is contingent; provided that, subject to compliance with the policies of the Exchange, the Board or Committee shall have complete discretion with respect to the terms of any such vesting schedule, including, without limitation, discretion to:

        (i)    permit partial vesting in stated percentage amounts based on the Term of such Option; and

        (ii)    permit full vesting after a stated period of time has passed from the Date of Grant;

    (e)    if the Optionee in respect of an Option grant is an employee, a representation by the Company and the Optionee that the Optionee is a bona fide employee of the Company or Subsidiary of the Company, consultant or management company employee; and

    (f)    such other terms and conditions as the Board or Committee deems advisable and are consistent with the purposes of this Plan.

The Company will deliver to the Optionee a Certificate in the form attached hereto as Appendix "A" detailing the terms of his or her Option, or in such other form as the Board or the Committee shall determine from time to time.

**6.2** **Uniformity** - Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

## 7. EXERCISE OF OPTION

**7.1** **Method of Exercise** - Subject to any limitations or conditions imposed upon an Optionee pursuant to the Certificate or Section 6 hereof, an Optionee may exercise an Option by giving written notice thereof to the Company at its principal place of business.

**7.2** **Vesting** - The Board or Committee, subject to the policies of the Exchange, may determine and impose terms upon which each Option shall become vested. No unvested Options may be exercised by an Optionee. An Optionee has no entitlement to compensation in respect of unvested, non-exercised and/or terminated Options, nor any claim for damages in lieu thereof, except as otherwise expressly required by minimum standards legislation, if applicable.

**7.3    Compliance with U.S. Securities Laws** - As a condition to the exercise of an Option, the Board or Committee may require the Optionee to make representations and warranties in writing at the time of such exercise in order to establish, to the satisfaction of the Company and its legal counsel, that the Shares may legally be issued in compliance with all applicable U.S. federal and state securities laws. If required by applicable U.S. federal and state securities laws, a stop-transfer order against such Shares shall be placed on the stock books and records of the Company, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, shall be stamped on the certificates representing such Shares. The Board or Committee also may require such other documentation as they, in their sole discretion, may from time to time determine to be necessary to comply with U.S. federal and state securities laws. The Company has no obligation to undertake registration of Options or the Shares of stock issuable upon the exercise of Options.

**7.4    Payment of Option Price** – Subject to Section 7.8, the notice described in Section 7.1 shall be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised, and full payment of any amounts the Company determines must be withheld for tax purposes from the Optionee pursuant to the Option in accordance with Section 7.5 hereof. On request, the Company shall provide such withholding information to an Optionee who wishes to exercise Options. Such payment shall be in lawful money (Canadian funds).

**7.5    Withholding -** The Company may withhold from any amount payable to an Optionee, either under this Plan or otherwise, such amount as it reasonably believes is necessary to enable the Company to comply with the applicable requirements of any federal, provincial, local, or foreign law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Options ("**Withholding Obligations**"). The Company may also satisfy any liability for any such Withholding Obligations, on such terms and conditions as the Company may determine in its discretion, including by (a) requiring an Optionee, as a condition to the exercise of any Options or acquisition of Shares pursuant to the Net Settlement provisions of Section 7.8, to make such arrangements as the Company may require so that the Company can satisfy such Withholding Obligations including, without limitation, requiring the Optionee to remit to the Company in advance, or reimburse the Company for, any such Withholding Obligations or (b) selling on the Optionee's behalf, or requiring the Optionee to sell, any Shares acquired by the Optionee under the Plan, or retaining any amount which would otherwise be payable to the Optionee in connection with any such sale.

**7.6    Issuance of Certificates** - Not later than the third business day after exercise of an Option in accordance with Section 7 hereof, the Company shall issue and deliver to the Optionee a certificate or certificates evidencing the Shares (or uncertificated evidence thereof) with respect to which the Option has been exercised. Until the issuance of such certificate or certificates (or uncertificated evidence thereof), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate (or uncertificated evidence thereof) is issued, except as provided by Section 10 hereof.

**7.7    Exercise Restriction** - Except as provided pursuant to Sections 8.2, 8.3, 8.4, 8.5, 8.6, 8.7 and 9.1, no Option may be exercised unless the Optionee is, at the time of such exercise, a bona fide employee, officer, director or Consultant, of the Company or any of its Affiliates, as the case may be, and shall have been continuously such a bona fide employee, officer, director or Consultant, as the case may be.

**7.8    Net Settlement –** If and for so long as the Company's Shares are listed on the Toronto Stock Exchange, in lieu of exercising the Option by delivery of the exercise notice along with payment of the Option Price as provided in Sections 7.1 and 7.4 hereof, with the prior written approval of the Company, which may be granted or withheld in its sole discretion, any Optionee may elect to transfer and dispose of a specified number of vested Options to the Company in exchange for a number of Shares having a fair market value equal to the intrinsic value of such vested Options disposed of and transferred to the Company ("**Net Settlement**") determined as set forth below in this Section by completing the Notice of Net Settlement set out as Appendix B. The decision of whether or not to permit Net Settlement for any Option is in the sole discretion of the Company and will be made on a case by case basis. Upon the Net Settlement of Options (the "**Disposed Options**"), the Company shall deliver to the Optionee that number of fully paid and non-assessable Shares ("X") equal to the number of Shares that may be acquired by the Disposed Options ("Y") multiplied by the quotient obtained by dividing the result of the Market Price of one Share ("B") less the Option Price per Share ("A") by the Market Price of one Share ("B"). Expressed as a formula, such number of Shares shall be computed as follows:

$$X = (Y) \times \frac{(B - A)}{(B)}$$

No fractional Shares shall be issuable upon the Net Settlement of Options, such Shares will be rounded down to the nearest whole number.

## 8. TRANSFERABILITY OF OPTIONS

**8.1 Non-Transferable** - Except as provided otherwise in this Section 8, Options are non-assignable and non-transferable.

**8.2 Death of Optionee** - If the employment of an Optionee as an employee or Consultant of the Company or any Affiliate, or the position of an Optionee as a director or officer of the Company or any Affiliate, terminates as a result of his or her death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee or to their estate, as applicable, and shall be exercisable by the Qualified Successor for a period of 1 year following such death in accordance with Section 8.5 below, provided that in no case shall the Term of the Option extend beyond ten years from the Date of Grant.

**8.3 Disability of Optionee** - If the employment of an Optionee as an employee or Consultant of the Company or any Affiliate, or the position of an Optionee as a director or officer of the Company or any Affiliate, is terminated by the Company or any Affiliate by reason of such Optionee's Disability, any Option held by such Optionee that could have been exercised immediately prior to such termination of service shall be exercisable by such Optionee, or by his Guardian, for a period of 1 year following the termination of service of such Optionee, provided that in no case shall the Term of the Option extend beyond ten years from the Date of Grant.

**8.4 Disability and Death of Optionee** - If an Optionee who has ceased to be employed by the Company or any Affiliate by reason of such Optionee's Disability dies within 30 days after the termination of such employment, any Option held by such Optionee that could have been exercised immediately prior to his or her death shall pass to the Qualified Successor of such Optionee or to their estate, as applicable, and shall be exercisable by the Qualified Successor for a period of 1 year following the death of such Optionee, provided that in no case shall the Term of the Option extend beyond ten years from the Date of Grant.

**8.5 Vesting** - Options held by a Qualified Successor or estate or exercisable by a Guardian or a Qualified Successor shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

**8.6 Deemed Non-Interruption of Employment** - Employment shall be deemed to continue intact during any parental or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Optionee's right to reemployment with the Company or any Affiliate is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Optionee's reemployment is not so guaranteed, then his or her employment shall be deemed to have terminated on the ninety-first day of such leave.

## 9. TERMINATION OF OPTIONS

**9.1 Termination of Options** - To the extent not earlier exercised or terminated in accordance with Section 8 above, an Option shall terminate at the earliest of the following dates:

    (a)    the termination date specified for such Option in the Certificate, conditional upon the termination date occurring during a Blackout Period or within two business days after the end of a Blackout Period, in which case the termination date would be extended to the tenth (10th) business day after the end of such Blackout Period;

(b)     where the Optionee's position as an employee, Consultant, director or officer of the Company or any Affiliate is terminated for cause, the date of such termination for cause, or such later date as required to comply with minimum standards legislation, if applicable;

(c)     unless the Board determines otherwise, where the Optionee's position as an employee, Consultant, officer or director of the Company or any Affiliate terminates for a reason other than the Optionee's Disability, death, or termination for cause, 30 days after such date of termination, provided that (i) other than as provided for in Sections 10.2 and 10.3, all unvested Options held by the Optionee shall be terminated immediately on the date of termination and shall no longer be exercisable as of the date of termination and (ii) if an Optionee's position with the Company changes from one of the said categories (the "**Original Category**") to another category, such change shall constitute termination for the purpose of Section 9.1(c)(i) unless otherwise determined by the Board in its sole discretion. For greater certainty, the date of termination is the last day the Optionee provided actual services to the Company, and in the case where an Optionee's position with the Company changes from the Original Category to another category, the date of termination is the last day the Optionee provided actual services to the Company in the Original Category, and does not include any period of additional notice at contract or common law, but shall include the statutory notice period where required by minimum standards legislation, if applicable; and

(d)     the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1 above.

## 10.    ADJUSTMENTS TO OPTIONS

**10.1    Alteration in Capital Structure** – If there is any change in the Shares through or by means of a declaration of stock dividends of the Shares or consolidations, subdivisions or reclassifications of the Shares, or otherwise, the number of Shares available under the Plan, the Shares subject to any Option and the Option Price therefor shall be adjusted proportionately by the Board and, if required, approved by the Exchange or any other stock exchange having authority over the Company or the Plan, and such adjustment shall be effective and binding for all purposes of the Plan.

**10.2    Effect of Amalgamation, Merger or Arrangement** – If the Company amalgamates, merges or enters into a plan of arrangement with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised his Option immediately prior to the record date  applicable to such amalgamation, merger or arrangement, and the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.  Notwithstanding the foregoing, in the circumstances described above in this Section, the Board may in its discretion permit the accelerated vesting and early exercise of the then outstanding Options in connection with the completion of the transaction so referred to.  Upon the giving of such notice, the Optionees shall be entitled to exercise their Options at any time prior to the completion of such transaction. Unless the Board determines otherwise, at the time of completion of such transaction, any Options that have not been exercised shall immediately expire and cease to have any force or effect.

**10.3    Acceleration on Change of Control** – Upon a Change of Control or such other event as provided for in an Optionee's employment agreement with the Company, all Options shall become immediately exercisable, notwithstanding any vesting provisions to which such Options may have otherwise been subject.

**10.4    Acceleration of Date of Exercise** – The Board shall have the right to accelerate the date of vesting of any portion of any Option which remains unvested.

**10.5    Determinations to be made by Board** – Adjustments and determinations under this Section 10 shall be made by the Board, whose decisions as to the adjustments or determination which shall be made, and the extent thereof, shall be final, binding, and conclusive.

**10.6    Effect of a Take-over** - If a *bona fide* offer (the "**Offer**") for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a take-over bid within the meaning of the British Columbia *Securities Act*, as amended from time to time, the Company shall, subject to Board approval, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the "**Optioned Shares**") to the Offer. If:

(a)　　the Offer is not completed within the time specified therein; or

(b)　　all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised. If any Optioned Shares are returned to the Company under this Section, the Company shall refund the Option Price to the Optionee for such Optioned Shares.

## 11.　　TERMINATION AND AMENDMENT OF PLAN

**11.1　　Power of the Board to Terminate or Amend Plan** - Subject to Sections 11.2 and 11.3 and the acceptance of the Exchange, the Board may terminate, suspend or amend the terms of the Plan, or any Option in any manner without consent or approval from any Optionee or shareholder of the Company, including without limitation:

(a)　　to make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in this Plan;

(b)　　to change the provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Company, or adding or amending provisions relating to a cashless exercise of Options which provisions so added or amended provide for a full deduction of the underlying Shares from the maximum number reserved for issuance under this Plan;

(c)　　to change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend the Term of Options granted to Insiders (except as provided in Section 9.1);

(d)　　to change the provisions for termination of Options so long as the change does not permit the Company to grant an Option with a Term of more than 10 years or extend the Term of an outstanding Option granted to an Insider (except as provided in Section 9.1);

(e)　　to change the class of participants eligible to participate under the Plan; and

(f)　　to make any addition to, deletion from or alteration of the provisions of this Plan that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Plan.

**11.2　　Shareholder Approval to Amend Plan** – Notwithstanding any provisions to the contrary, the Board may not do any of the following without obtaining approval by the affirmative votes of the holders of a majority of the voting securities of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable corporate laws (excluding, to the extent required pursuant to any applicable rules or regulations of any stock exchange on which the Shares are listed, votes of securities held directly or indirectly by Insiders benefiting from the amendment):

(a)　　reduce the exercise price of Options granted to Insiders, if the holder of such Options is an Insider of the Company at the time of such proposed amendment;

(b)    modify the provisions of Section 4.2 or 4.3;

(c)    extend the Term of Options granted to Insiders (except as provided in Section 9.1), if the holder of such Options is an Insider of the Company at the time of such proposed amendment;

(d)    increase the maximum number of Shares issuable under the Plan to exceed 10% of the issued Shares of the Company outstanding at the time of grant, determined in accordance with Section 5; or

(e)    modify the provisions of this Section 11.2;

despite the foregoing, the Board may amend the terms of the Plan to comply with the requirements of any regulatory or governmental agency or applicable stock exchange or as a result in the changes in the policies of the Exchange relating to incentive stock options, without obtaining the approval of the Company's shareholders.

**11.3    No Grant During Suspension of Plan** - No Option may be granted during any suspension, or after termination, of the Plan. Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

## 12.    CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

**12.1    Compliance with Laws** - Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with all relevant provisions of law, including, without limitation, any applicable Canadian provincial and federal and United States state and federal securities laws, the rules and regulations thereunder, requirements of any stock exchange or quotation system upon which such Shares may then be listed, and such issuance shall be further subject to the approval of counsel for the Company with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such Shares. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any Shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any Shares under this Plan, shall relieve the Company of any liability with respect to the non-issuance or sale of such Shares.

## 13.    USE OF PROCEEDS

**13.1    Use of Proceeds** - Proceeds from the sale of Shares pursuant to the Options granted and exercised under the Plan shall constitute general funds of the Company and shall be used for general corporate purposes, or as the Board otherwise determines.

## 14.    NOTICES

**14.1    Notices** - All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either served personally on the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such service; emailed, in which case notice shall be deemed to have been given on the date the email was sent; faxed, in which case notice shall be deemed to have been duly given on the date the fax is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

## 15.    MISCELLANEOUS PROVISIONS

**15.1    No Obligation to Exercise** - Optionees shall be under no obligation to exercise Options granted under this Plan.

**15.2    No Obligation to Retain Optionee** - Nothing contained in this Plan shall obligate the Company or any Affiliate to retain an Optionee as an employee, officer, director, or Consultant for any period, nor shall this Plan interfere in any way with the right of the Company or any Affiliate to reduce such Optionee's compensation.

**15.3    Duration of the Plan** – Subject to the provisions of Section 11, the Plan shall remain in effect until all Options granted under the Plan have expired pursuant to the provisions of the Plan or have been satisfied by the issuance of Shares or the payment of cash.

**15.4    Binding Agreement** - The provisions of this Plan and each Option with an Optionee shall be binding upon such Optionee and the Qualified Successor or Guardian of such Optionee.

**15.5    Use of Terms** - Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

**15.6    Headings** - The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

**15.7    No Representation or Warranty** - The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

**15.8    Plan Subject to Exchange Policies** - The provisions of this Plan are subject to the relevant policies of the Exchange.

**15.9    No Right to Employment** - This Plan shall not be interpreted as either an employment or trust agreement. Nothing in this Plan nor any Committee guidelines nor any action taken hereunder shall be construed as giving any Person the right to be retained in the continued employ or service of the Company or any of its subsidiaries, or giving any Person or any other person the right to receive any benefits not specifically expressly provided in this Plan nor shall it interfere in any way with any other right of the Company to terminate the employment or service of any Person at any time.

**15.10    No Right to Compensation or Damages** – The Optionee has no right to compensation, or damages in lieu thereof, in respect of Options which are not exercised or are terminated in accordance with this Plan.

## 16.    EFFECTIVE DATE OF PLAN

**16.1    Effective Date of Plan** - This Plan shall be effective as of the Effective Date, as defined herein.

**16.2    Amendments -**  Any amendments to this Plan shall be effective on the date they are approved by the Board; provided, however, that if any such amendments require the approval of any Exchange, they shall only be effective when so approved; and further provided that  no amendments requiring approval by the shareholders of the Company shall be effective unless and until such approval is obtained.

# APPENDIX A

## SOLARIS RESOURCES INC.

### STOCK OPTION CERTIFICATE

(the "**Certificate**")

Date: ●

To: ●

<u>**Re:    Grant of Stock Option**</u>

This Certificate certifies that Solaris Resources Inc. (the "**Company**") has granted to you an option (the "**Option**") to purchase common shares in the capital of the Company pursuant to the Company's Stock Option Plan (the "**Plan**") established by the Company or any successor plan thereto, as amended from time to time in accordance with its terms.

Your Option is subject to the terms and conditions of the Plan which are deemed to be incorporated in this Certificate, and to the following specific provisions:

**Date of Grant:** ●

**Type of Grant:** Stock Option.

**Number of Options:** ●

**Option Price:** $●per share.

**Term of Option:** ●.

**Option Vesting Schedule:** ●.

THE EXERCISE OF THIS OPTION IS SUBJECT TO THE TERMS AND RESTRICTIONS SET OUT IN THE STOCK OPTION PLAN. TERMS HAVE THE MEANING AS SET OUT IN THE STOCK OPTION PLAN.

Any shares issued to you as a result of the exercise of your Option will be issued under an exemption from the prospectus requirements of the *Securities Act* (British Columbia) (the "**Act**"). The sale by you of those shares is subject to resale rules pursuant to applicable Canadian securities laws.

If you are a resident of the United States, you are also reminded that this Option may not be exercised except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, and all applicable U.S. state securities laws, or pursuant to available exemptions from such registration requirements.

You may exercise the Option in whole or in part, from time to time, by delivering to the Company a notice on the form attached as Exhibit "A" to this Certificate. Such notice must be accompanied by (i) a certified cheque, bank draft or wire payment payable to the Company for the full amount of the Option Price for the Options then being exercised together with the withholding amounts referred to in Section 7.5 of the Plan or (ii) a Notice of Net Settlement in the form of Appendix "B" to the Plan.

Upon such payment or delivery, the Company shall issue and deliver or cause to be issued and delivered to you share certificates in your name for the number of Options so exercised.

**SOLARIS RESOURCES INC.**

Per:

_____
Authorized Signatory

**This is EXHIBIT "A" to
a Stock Option Certificate
granted by Solaris Resources
Inc. to ●**

**To:**    **Solaris Resources Inc.**

**Re:**    **Stock Option Certificate dated ● granted to the undersigned
by Solaris Resources Inc. (the "Stock Option Certificate")**

The undersigned hereby gives notice under the Stock Option Certificate of exercise of the Option (as defined in the Stock Option Certificate) with respect to the number of Options designated below and encloses a certified cheque, bank draft or confirmation of wire payment in the designated amount representing payment in full for those shares.

Number of Options exercised:      _____

Option Price:      _____

Total Purchase Price:      _____

In order to satisfy the Withholding Obligation (as defined in the Company's Stock Option Plan), I hereby:

☐ (a) enclose a certified cheque, bank draft or confirmation of wire payment payable to Solaris Resources Inc. for the estimated Withholding Obligation and agree that I will reimburse the Company for any amount by which the actual Withholding Obligation exceeds the estimated Withholding Obligations; or

☐ (b)   advise the Company that _____[Name of Brokerage Firm] (the "Broker") will provide the Company with the estimated Withholding Obligation in respect of the above Options in exchange for certificates representing such number of shares to be issued upon due exercise of the above Options that have been sold by the Broker for my account. Upon confirmation of the number of shares sold by the Broker, I hereby direct you to deliver the applicable share certificates to the Broker. I agree that I will reimburse the Company for any amount by which the actual Withholding Obligation exceeds the estimated Withholding Obligation.

Please prepare the share certificates, if any, issuable in connection with this exercise in the following name(s):

    _____

    _____

Dated this _____ day of _____, 20_____.

 

                          _____
                           Signature of Optionee

                           _____
                           Full Name - Please Print

                           _____
                           Residential Address

                           _____

**APPENDIX B**

**NOTICE OF NET SETTLEMENT**

Date:          ●

To:          **Solaris Resources Inc.**

The undersigned hereby requests, pursuant to the Solaris Resources Inc. (the "**Company**") stock option plan (the "**Plan**"), the Company accept the transfer, disposition and surrender of the right to exercise _____vested Options in exchange for, subject to the terms of the Plan and the Options, the number of Shares representing the fair market value of the Options disposed of and transferred to the Company pursuant to the net settlement provisions set out in Section 7.8 of the Plan (the "**Net Settlement Provisions**").

The undersigned, subject to the terms of the Plan and the Options, is requesting to receive the fair market value of the Options in Shares pursuant to the Net Settlement Provisions.

The undersigned directs the Company to either issue the certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address or to provide sufficient evidence to the undersigned's broker of the ownership of such Shares pursuant to the brokerage information provided separately to the Company in connection with this Option excercise:

_____

_____

By executing this Notice of Net Settlement the undersigned hereby confirms that the undersigned has read the Plan and agrees to be bound by the provisions of the Plan, **including, without limitation, the withholding provisions in Section 7.5 thereof**. All terms not otherwise defined in this Notice of Net Settlement will have the meanings given to them under the Plan.

DATED the_____day of_____,_____.

_____
Signature of Optionee

_____
Name of Optionee (*please print*)